FORM 6-K

                      UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                    -----------------

               REPORT OF FOREIGN PRIVATE ISSUER
             PURSUANT TO RULE 13a-16 or 15d-16 OF
              THE SECURITIES EXCHANGE ACT OF 1934
                    FOR October 4, 2006

             DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                     -----------------


                 Suite 230-1700 West 75th Avenue
                        Vancouver, BC
                        Canada V6P 6G2
                        (604) 267-6000
               (Address of principal executive offices)

                         -----------------

[Indicate by check mark whether the registrant files or will file annualreports under cover Form 20-F or Form 40-F:]

                   FORM 20-F  X    FORM 40-F
                             ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                          YES         NO  X
                              ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                       FORM  51-102F3

                    MATERIAL CHANGE REPORT

1.    Name and Address of Company
      ---------------------------

      DynaMotive Energy Systems Corporation (the "Issuer")
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      October 3, 2006

3.    News Release
      ------------

      Issued October 3, 2006 and disseminated via Business Wire.

4.    Summary of Material Change
      --------------------------

VANCOUVER, BC, CANADA, October 3, 2006 - DynaMotive Energy Systems
Corporation (OTCBB: DYMTF)   Dynamotive Energy Systems Corporation (OTCBB:
DYMTF) said today that its BioOil technology licensing initiatives are moving forward in Australia and are expected to contribute $300,000 in initial revenue to this year's third quarter results, with additional revenues expected in 2007.

BioOil is Dynamotive's advanced, non-fossil biomass fuel, produced by converting organic residues, such as waste from agricultural and forest products, using its patented fast pyrolysis process.

Under terms of a master license contract announced last July with Renewable Oil Corporation (ROC, then known as Enecon Pyrolysis Pty. Ltd.), Dynamotive confirmed the initial licensing fee of $200,000. The company has also issued a site-specific license to ROC for a 200-tonne-per-day facility, along with an option for a second production facility. The other $100,000 in near-term revenues for Dynamotive reflects the non-refundable part of an additional $300,000 payment for the first plant license. Dynamotive also said that ROC has agreed to engage it to provide basic engineering services for the first plant.

Significant additional revenues from Dynamotive's Australian ventures are anticipated to be derived from the construction and commissioning of the facility, and from licensing royalties from the BioOil production operations as well as from ROC's exercise of its option for a second facility.

"This Australian initiative provides another example of Dynamotive's steady drive to transition the company from development stage to operating status," said Andrew Kingston, president and chief executive officer. "These initial steps are part of our strategy to foster BioOil production in selected locations where our technology and local markets are in synch to take advantage of this clean, carbon-neutral, renewable fuel."

5.    Full Description of Material Change
      -----------------------------------

      Please see attached news release

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
      ------------------------------------------------------------------

      Not applicable

7.    Omitted Information
      -------------------

      Not applicable


8.    Executive Officer
      -----------------

      Contact:      Andrew Kingston, President & CEO
      Telephone:  (604) 267-6013


9.    Date of Report
      --------------

      October 3, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                              (signed)     "Andrew Kinston"
                                            ---------------
                                            Andrew Kingston
                                            President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION           News Release: October 3, 2006


Dynamotive Receives Australian License Revenue

VANCOUVER, BC, CANADA, October 3, 2006 - DynaMotive Energy Systems
Corporation (OTCBB: DYMTF)   Dynamotive Energy Systems Corporation (OTCBB:
DYMTF) said today that its BioOil technology licensing initiatives are moving forward in Australia and are expected to contribute $300,000 in initial revenue to this year's third quarter results, with additional revenues expected in 2007.

BioOil is Dynamotive's advanced, non-fossil biomass fuel, produced by converting organic residues, such as waste from agricultural and forest products, using its patented fast pyrolysis process.

Under terms of a master license contract announced last July with Renewable Oil Corporation (ROC, then known as Enecon Pyrolysis Pty. Ltd.), Dynamotive confirmed the initial licensing fee of $200,000. The company has also issued a site-specific license to ROC for a 200-tonne-per-day facility, along with an option for a second production facility. The other $100,000 in near-term revenues for Dynamotive reflects the non-refundable part of an additional $300,000 payment for the first plant license. Dynamotive also said that ROC has agreed to engage it to provide basic engineering services for the first plant.

Significant additional revenues from Dynamotive's Australian ventures are anticipated to be derived from the construction and commissioning of the facility, and from licensing royalties from the BioOil production operations as well as from ROC's exercise of its option for a second facility.

"This Australian initiative provides another example of Dynamotive's steady drive to transition the company from development stage to operating status," said Andrew Kingston, president and chief executive officer. "These initial steps are part of our strategy to foster BioOil production in selected locations where our technology and local markets are in synch to take advantage of this clean, carbon-neutral, renewable fuel."

Mr. Kingston noted that while ROC is not contractually bound to purchase the production facility and its equipment from Dynamotive, "We expect to become ROC's supplier and contractor for our pyrolysis production modules, as well as to supervise the necessary services during facility construction and lead the process commissioning," he said. The first Australian BioOil production facility, which would be built next year and become operational in 2008, is expected to cost approximately $12.5 million for the pyrolysis modules.

Colin Stucley, Managing Director of ROC commented: "one of the key benefits of these pyrolysis modules for Australia is that the design, sizing, and potentially the project team, will be much the same as for the 200 tpd pyrolysis plants currently being designed and fabricated for Canadian projects. This sends a strong message to our investors as to the reliability and support that comes with the Dynamotive plants."

Dynamotive also said that Renewable Oil Corporation is currently completing a $1.5 million fundraising round, in which Dynamotive and certain of its officers have invested a total of $200,000 in ROC. Dynamotive and its financial partner, United Kingdom-based Consensus Business Group, may also participate in the Australian roll-out of BioOil-related technology, fuels and production facilities.

Unless otherwise stated, all figures are in U.S. dollars.

About Dynamotive
----------------

Dynamotive Energy Systems Corporation develops and markets BioOil fuel technology and products based on its patented fast pyrolysis process. Using this advanced technology, Dynamotive produces and now markets carbon-neutral liquid fuel produced from cellulosic biomass. The Company, and its blue-chip partners and customers, are emerging leaders in converting both biomass residue and renewable biomass crops into fuels that are technologically viable and environmentally sound, as well as economically competitive to fossil fuels. For further information, please visit our website: www.dynamotive.com


For more information on ROC, please email: cstucley@renoil.com.au

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com                 Website: www.dynamotive.com

TO BE REMOVED FROM OUR MAILING LIST, PLEASE EMAIL OR CALL US WITH YOUR NAME AND FAX NUMBER OR EMAIL ADDRESS


Forward Looking Statement
-------------------------

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission